[Reference Translation]
August 4, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Amendments to the Forecasts for FY2011

Based on our recent business results, we, TOYOTA MOTOR CORPORATION (“Toyota”), hereby amend, as below, our full-year consolidated and unconsolidated financial forecasts for FY2011 (April 1, 2010 through March 31, 2011) and consolidated financial forecasts for the first half of FY2011, announced on May 11, 2010.

1.	Amendments to the consolidated financial forecasts for the first half of FY2011
(April 1, 2010 through September 30, 2010)
				(Amount: billion yen)
	Net revenues	Operating income	Income before income taxes and equity in earnings of affiliated companies	Net income attributable to Toyota
Previous forecasts (A)	9,400.0	100.0	130.0	150.0
New forecasts (B)	9,800.0	270.0	330.0	250.0
Amount changed (B - A)	400.0	170.0	200.0	100.0
% of change	4.3%	170.0%	153.8%	66.7%
(Reference) Actual results of the corresponding period of the preceding year (FY2010 ended March 31, 2010)	8,377.6	-136.9	-63.0	-56.0

2.	Amendments to the full-year consolidated financial forecasts for FY2011
(April 1, 2010 through March 31, 2011)
			(Amount: billion yen)
	Net revenues	Operating income	Income before income taxes and equity in earnings of affiliated companies	Net income attributable to Toyota
Previous forecasts (A)	19,200.0	280.0	330.0	310.0
New forecasts (B)	19,500.0	330.0	380.0	340.0
Amount changed (B - A)	300.0	50.0	50.0	30.0
% of change	1.6%	17.9%	15.2%	9.7%
(Reference) Actual results for FY2010	18,950.9	147.5	291.4	209.4

3.	Amendments to the full-year unconsolidated financial forecasts for FY2011
(April 1, 2010 through March 31, 2011)

			(Amount: billion yen)
	Net revenues	Operating income	Ordinary income	Net income
Previous forecasts (A)	8,600.0	-340.0	30.0	60.0
New forecasts (B)	8,500.0	-430.0	-50.0	60.0
Amount changed (B - A)	-100.0	-90.0	-80.0	-
% of change	-1.2%	-	-	-
(Reference) Actual results for FY2010	8,597.8	-328.0	-77.1	26.1

4.	Reasons for the amendments
The consolidated financial forecasts for both the full-year period and the first half of FY2011 were amended upward from the previously announced forecasts mainly due to the upward revisions to our sales plan for each period.
The forecast of consolidated vehicle sales for the first half of FY2011 has been revised to 3,690 thousand units from 3,560 thousand units, which is 130 thousand units more than presumed at the time of the previous announcement of the FY2011 forecasts. The forecast of the full-year consolidated vehicle sales for FY2011 has also been revised to 7,380 thousand units from 7,290 thousand units, which is 90 thousand units more than presumed at the time of the previous announcement of the FY2011 forecasts. The assumption of the foreign exchange rate is 90 yen per U.S. dollar and 112 yen per Euro, for the full-year average.
The full-year unconsolidated financial forecasts for FY2011 were amended downward from the previously announced forecasts mainly due to the revision to the assumption of the foreign exchange rate to the above-mentioned exchange rate.

(Note)
This notice contains forward-looking statements that reflect Toyota’s forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.